                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-9C-3

                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  For the Quarterly Period Ended June 30, 2001

                                  POWERGEN PLC
                          POWERGEN US HOLDINGS LIMITED
                             POWERGEN US INVESTMENTS
                              ERGON US INVESTMENTS
                            POWERGEN LUXEMBOURG SARL
                        POWERGEN LUXEMBOURG HOLDINGS SARL
                      POWERGEN LUXEMBOURG INVESTMENTS SARL
                                  POWERGEN USA
                          POWERGEN US INVESTMENTS CORP.
-------------------------------------------------------------------------------
                      (Name of Registered Holding Company)

                                   Powergen plc
                               53 New Broad Street
                                 London EC2M 1SL
                                 United Kingdom

                    (Address of Principal Executives Offices)

            Inquiries concerning this Form U-9C-3 may be directed to:

                                Mr. David Jackson
                      Company Secretary and General Counsel
                                  Powergen plc
                               53 New Broad Street
                                 London EC2M 1SL
                                 United Kingdom

                                  POWERGEN PLC

                                   FORM U-9C-3
                       For the Quarter Ended June 30, 2001

                                Table of Contents

Item 1.           Organization Chart........................................................1

Item 2.           Issuances and Renewals of Securities and Capital Contributions............7

Item 3.           Associated Transactions...................................................8

Item 4.           Summary of Aggregate Investment..........................................13

Item 5.           Other Investments........................................................15

Item 6.           Financial Statements and Exhibits........................................16

Signature Pages............................................................................18

This report covers the quarter ended June 30, 2001.

Item 1. - ORGANIZATION CHART

                                                                                     Percentage of
                                            Energy or                 State/Country      Voting
                                           Gas-related    Date of          of         Securities
Name of Reporting Company                    Company    Organization  Organization       Held         Nature of Business
-------------------------                   ---------   ------------  -------------    -----------    --------------------
Powergen plc                                   (a)        6/19/98     England and         ____       Holding Company
                                                                         Wales

Powergen US Holdings Limited                   (a)        4/22/99     England and         100%       Holding Company
                                                                         Wales

Powergen US Investments Limited                (a)        3/13/90     England and         100%       Holding Company
                                                                         Wales

Powergen Luxembourg sarl                       (a)        12/4/00      Luxembourg         100%       Holding Company

Powergen Luxembourg Holdings sarl              (a)        12/2/00      Luxembourg         100%       Holding Company

Powergen Luxembourg Investments sarl           (a)        12/2/00      Luxembourg         100%       Holding Company

Powergen USA                                   (a)        12/2/00       Delaware          100%       Holding Company

Powergen US Investments Corp.                  (a)        12/2/00       Delaware          100%       Holding Company

LG&E Energy Corp.                              (a)       11/14/89       Kentucky          100%       Holding Company (exempt)

   LG&E Energy Marketing Inc.                Energy       4/18/84       Oklahoma          100%       Power Marketing

   LG&E Capital Corp. (LCC)                    (a)        4/26/91       Kentucky          100%       Non-Utility Holding Company

      LG&E Credit Corp.                      Energy       7/11/97       Kentucky          100%       Consumer Lending Services

      LNGCL Inc.                                *         4/3/92        Delaware          100%       Inactive

      LNGCG Inc.                                *         4/3/92        Delaware          100%       Inactive

      LG&E Home Services Inc.                Energy       1/22/96       Kentucky          100%       Appliance Repair and Warranty

      LG&E Enertech Inc.                     Energy      12/21/95       Kentucky          100%       Engineering, Energy Management
                                                                                                     and Consulting Services

      FSF Minerals Inc.                      Energy      12/28/98       Kentucky          100%       Owner of Coal Reserves

      LG&E Capital Trimble County LLC        Energy       4/6/01        Delaware          100%       Lease and purchase of
                                                                                                     combustion turbine

      LG&E Energy Privatization Services     Energy       7/13/98       Kentucky          100%       Bidder on Government
      Inc.                                                                                           Privatization Project

      WKE Corp.                                (a)        5/1/98        Kentucky          100%       Investment Holding Company

-------------------
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest

                                                                                     Percentage of
                                            Energy or                 State/Country      Voting
                                           Gas-related    Date of          of         Securities
Name of Reporting Company                    Company    Organization  Organization       Held         Nature of Business
-------------------------                   ---------   ------------  -------------    -----------    --------------------
         LCC LLC                             Energy       3/2/99        Kentucky          100%       Owns Options on Mineral Rights

         FCD LLC                             Energy       2/17/00       Kentucky          100%       Owns Options and Actual
                                                                                                     Riparian Rights

         Excalibur Development LLC              *         2/17/00       Kentucky          100%       Inactive

      LG&E Power Inc.                          (a)        5/7/80        Delaware          100%       Holding Company for
                                                                                                     Non-Utility Investments

         LG&E Power Engineers and            Energy       3/5/80       California         100%       Engineering and Project
         Constructors Inc.                                                                           Management (Inactive)

            LG&E Power Constructors Inc.        *         6/29/81      California         100%       Inactive

            Ultraclean Incorporated             *         8/1/84       California         100%       Inactive

         LG&E Power Operations Inc.          Energy       6/8/82       California         100%       Power Project Ownership,
                                                                                                     Management & Development

            LG&E/Kelso Power Partners L.P.      *         unknown      California         2% gp      Inactive
                                                                                         49% lp

            HD/WS Corporation                   *        12/11/85      California         100%       Inactive

            LG&E-Westmoreland Rensselaer        *         6/15/92      California         50%        Inactive

            LG&E Power 5 Incorporated           *         3/31/83      California         100%       Inactive

               Babcock-Ultrapower West          *         unknown      California        17% gp      Inactive
               Enfield

            LG&E Power 6 Incorporated           *         9/14/93      California         100%       Inactive

               Babcock-Ultrapower               *         unknown      California        17% gp      Inactive
               Jonesboro

            LG&E Power 11 Incorporated         (a)        4/6/89       California         100%       Former Owner of Power
                                                                                                     Generation Facilities

            LG&E Southampton Incorporated      (a)       11/15/89      California         100%       Former Owner of Power
                                                                                                     Generation Facilities

               LG&E Southampton L.P.           (a)       12/28/89      California        20% gp      Former Owner of
                                                                                                     Generation Facilities

            LG&E Power 12 Incorporated         (a)        4/6/89       California         100%       Indirect Owner of Power
                                                                                                     Generation Facilities

            LG&E Altavista Incorporated        (a)       11/15/89      California         100%       Former Owner of Power
                                                                                                     Generation Facilities

-------------------
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive

                                                                                     Percentage of
                                            Energy or                 State/Country      Voting
                                           Gas-related    Date of          of         Securities
Name of Reporting Company                    Company    Organization  Organization       Held         Nature of Business
-------------------------                   ---------   ------------  -------------    -----------    --------------------
               LG&E Altavista L.P.             (a)       12/28/89      California        20% gp      Former Owner of
                                                                                                     Generation Facilities

            LG&E Power 13 Incorporated         (a)        4/6/89       California         100%       Former Owner of
                                                                                                     Generation Facilities

            LG&E Hopewell Incorporated         (a)       11/15/89      California         100%       Former Owner of
                                                                                                     Generation Facilities

               LG&E Hopewell LP                (a)       12/28/89      California         100%       Former Owner of
                                                                                                     Generation Facilities

            LG&E Power 14 Incorporated          *         4/6/89       California         100%       Inactive

               LG&E Power 14-Buena Vista        *         unknown      California        45% gp      Inactive

            LG&E Power 16 Incorporated         (a)        8/3/99       California         100%       Indirect Owner of
                                                                                                     Generation Facilities

            LG&E Power Roanoke                 (a)        8/3/89       California         100%       Indirect Owner of
            Incorporated                                                                             Generation Facilities

               LG&E Roanoke Valley LP          (a)        3/14/90      California        1%gp(1)     Indirect Owner of
                                                                                        99%lp(2)     Generation Facilities

                  Westmoreland-LG&E          Energy       12/1/93       Virginia         50% gp      Generation Facilities
                  Partners

            LG&E  Power 18 Incorporated         *         6/9/88       California         100%       Inactive

            LG&E Erie Partner Incorporated      *        11/16/90      California         100%       Inactive

               Erie Power Partners L.P.         *         unknown      California        1% gp       Inactive
                                                                                        49% lp

            LG&E Power 21 Incorporated         (a)       11/16/90      California         100%       Indirect Owner of
                                                                                                     Generation Facilities

            LG&E Power 21 Wind                 (a)       12/23/93      California         100%       Indirect Owner of
            Incorporated                                                                             Generation Facilities

               LG&E Power 21 L.P.              (a)       12/27/93      California        1%gp(3)     Indirect Owner of Power
                                                                                        99%lp(4)     Generation Facilities

                  Windpower Partners          Energy      12/15/93       Delaware        .5% gp      Generation Facilities
                  1993 L.P.                                                             49.5% lp

            LG&E Power 22 Incorporated          *        11/16/90      California         100%       Inactive

-------------------
 (continued...)
gp   general partnership interest
lp   limited partnership interest
(1)  directly held by LG&E Power 16 Incorporated
(2)  directly held by LG&E Power Roanoke Incorporated
(3)  directly held by LG&E Power 21 Incorporated
(4)  directly held by LG&E  Power 21 Wind Incorporated

                                                                                     Percentage of
                                            Energy or                 State/Country      Voting
                                           Gas-related    Date of          of         Securities
Name of Reporting Company                    Company    Organization  Organization       Held         Nature of Business
-------------------------                   ---------   ------------  -------------    -----------    --------------------
            LG&E Power 29 Incorporated          *        11/16/93      California         100%       Inactive

            LG&E Power 31 Incorporated         (a)       12/19/94      California         100%       Indirect Owner of
                                                                                                     Generation Facilities

               LQ GP, LLC                      (a)        3/17/01       Delaware          50%        Indirect Owner of
                                                                                                     Generation Facilities

            LG&E Power 31 Wind                 (a)       12/19/94      California         100%       Indirect Owner of
            Incorporated                                                                             Generation Facilities

               LG&E Power 31 L.P.              (a)         12/94       California        1%gp(5)     Indirect Owner of
                                                                                        99%lp(6)     Generation Facilities

                  Windpower Partners         Energy      12/30/94       Delaware         .44% gp     Generation Facilities
                  1994 L.P.                                                             32.89% lp

                  LQC LP LLC                   (a)        3/17/01       Delaware         33-1/3%     Indirect Owner of
                                                                                                     Generation Facilities

            LG&E Power 25 Incorporated          *         12/1/95       Delaware          100%       Inactive

            LG&E Power 26 Incorporated          *         12/1/95       Delaware          100%       Inactive

         LG&E Power Development Inc.         Energy      12/12/84      California         100%       Development of QFs and EWGs

         LG&E Crown Inc.                       Gas       4/14/2000      Delaware          100%       Prior Owner of Investment in
                                                                                                     Gas Gathering, Processing and
                                                                                                     Storage Facilities

         LG&E Minor Facilities Inc.            Gas       4/14/2000      Delaware          100%       Prior Owner of Investment in
                                                                                                     Gas Gathering, Processing and
                                                                                                     Storage Facilities

         Power Tex Parent Inc.                 Gas       4/14/2000      Delaware          100%       Prior Owner of Investment in
                                                                                                     Gas Gathering, Processing and
                                                                                                     Storage Facilities

         Llano Gathering Inc.                  Gas       4/20/2000     New Mexico         100%       Prior Owner of Investment in
                                                                                                     Gas Gathering, Processing and
                                                                                                     Storage Facilities

         Llano Storage Inc.                    Gas       4/20/2000     New Mexico         100%       Prior Owner of Investment in
                                                                                                     Gas Gathering, Processing and
                                                                                                     Storage Facilities

         Ultrasystems Construction Co.          *        12/26/45      California         100%       Inactive
         Inc.

         HD Energy Corporation                  *        12/24/90       Delaware          100%       Inactive

-------------------
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest
(5)  directly held by LG&E Power 31 Incorporated
(6)  LG&E Power 31 Wind Incorporated

                                                                                     Percentage of
                                            Energy or                 State/Country      Voting
                                           Gas-related    Date of          of         Securities
Name of Reporting Company                    Company    Organization  Organization       Held         Nature of Business
-------------------------                   ---------   ------------  -------------    -----------    --------------------
            Ultrafuels Incorporated             *         1/5/83       California         100%       Inactive

            Ultrafuels 1 Incorporated           *        12/22/83      California         100%       Inactive

            NuHPI Inc.                          *        11/25/91       Delaware          100%       Inactive

               Ultrapower Biomass Fuels         *        12/11/85      California         100%       Inactive
               Corporation

               Hadson Power Live Oak            *        12/31/87      California         100%       Inactive
               Incorporated

         Hadson Financial Corporation           *         6/25/89       Delaware          100%       Inactive

         LG&E Power Gregory I Inc.             (a)        3/30/78      New Mexico         100%       Indirect Owner of Power
                                                                                                     Project

            Gregory Power Partners LP        Energy       6/1/98         Texas            1%(7)      Owner and Developer of
                                                                                         49%(8)      Power Project

         LG&E Power Gregory II Inc.            (a)        5/18/98       Delaware          100%       Indirect Owner of Power
                                                                                                     Project

            Gregory Partners LLC             Energy       6/2/98         Texas                       Owner and Developer of
                                                                                                     Power Project

         LG&E Power Gregory III Inc.           (a)        5/18/98       Delaware          100%       Indirect Owner of Power
                                                                                                     Project

         LG&E Power Gregory IV Inc.            (a)        5/18/98       Delaware          100%       Indirect Owner of Power
                                                                                                     Project

         Ultrasystems Small Power               *        12/19/85      California         100%       Inactive
         Incorporated

            Ultrasystems Small Power I          *        10/22/86      California         100%       Inactive
            Incorporated

         LG&E Natural Industrial             Energy      12/20/83       Colorado          100%       Natural Gas Marketing
         Marketing Co.                                                                               and Transmission

         Hadson Fuels Inc.                      *         4/22/80       Oklahoma          100%       Inactive

            Triple T Services Inc.              *         2/11/86       Oklahoma          100%       Inactive

         LG&E Natural Canada Inc.               *         1/15/86        Canada           100%       Inactive

         LG&E Fuels Services Inc.            Energy       7/2/98        Delaware          100%       Investment in
                                                                                                     Alternative Fuels

LG&E Power Tiger Creek LLC                      *         7/21/00       Delaware          100%       Inactive

-------------------
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest
(7)  directly held by LG&E Power Gregory III Inc.
(8)  directly held by LG&E Power Gregory II Inc.

                                                                                     Percentage of
                                            Energy or                 State/Country      Voting
                                           Gas-related    Date of          of         Securities
Name of Reporting Company                    Company    Organization  Organization       Held         Nature of Business
-------------------------                   ---------   ------------  -------------    -----------    --------------------
    KUCC Paris Corporation                     (a)        6/20/94       Kentucky          100%       Indirect Owner of Investment
                                                                                                     in Power Project

       Tenaska III Partners Ltd.               (a)        unknown        Texas            15%        Indirect Investment in QF

          Tenaska III Texas Partners         Energy       unknown        Texas            .06%       Interest in QF

       KUCC Ferndale Corporation               (a)        7/12/94       Kentucky          100%       Indirect Owner of Investment
                                                                                                     in Power Project

          Tenaska Washington Partners L.P.   Energy       unknown      Washington          5%        QF

       KUCC Portland 34 Corporation            (a)        8/15/94       Kentucky          100%       Inactive

       Portland 34 LTD Corporation             (a)        9/20/94       Kentucky          100%       Inactive

          Portland 34 L.P.                      *         unknown       Kentucky          100%       Inactive

       KUCC Development Corporation             *         1/31/95       Kentucky          100%       Inactive

       KU Solutions Corporation              Energy      11/21/95       Kentucky          100%       Energy Marketing and Services

                   Narrative Description of Activities of Each
                         Reporting Company during Period


LG&E Energy Marketing Inc. conducts asset-based energy marketing and trading activities, including brokering and marketing of electric power and natural gas.

LG&E Capital Corp., directly and through it subsidiaries and affiliates, including WKE Corp., LG&E Power Inc., LG&E Power Operations Inc. and other subsidiaries, is a holding company for non-utility domestic energy and energy related operations, investments, activities and services. These include domestic power generation facilities in Washington (the KUCC Ferndale entities) and Oregon (the Portland 34 entities), all of which are, or are to apply to be, EWG's, QF's or both.

LG&E Credit Corp. and LG&E Home Services Inc. provide energy-related financing, appliance repair, consumer lighting and other services to customers.

LG&E Enertech Inc. provides energy-related consulting, installation and financing services to industrial, commercial and institutional businesses.

LG&E Energy Privatization Services Inc. is a bidder on certain federal government privatization projects relating to electric distribution infrastructure at military reservations in Kentucky and Tennessee.

WKE Corp. and its subsidiaries lease and operate power generation facilities in western Kentucky and associated facilities, including coal or fuel related assets.

LG&E Power Inc. conducts non-utility domestic energy operations and activities through its subsidiaries and affiliates. These interests or operations relate to domestic power generation facilities in North Carolina (the Power Roanoke entities), California-Minnesota (the Power 21 entities) and Texas (the Power 31, Power Gregory and KUCC Paris entities), all of which are, or are to apply to be, EWG's, QF's or both.

-------------------
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest

Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                       Principal                                Person to Whom                        Consideration
       Company      Type of Security   Amount of  Issue or                       Security was     Collateral Given     Received for
  Issuing Security       Issued        Security   Renewal     Cost of Capital       Issued         With Security      Each Security
  ----------------  ----------------   ---------  -------     ---------------   --------------     ---------------    -------------

None.


With respect to transactions with an associate company:

                  Company                                        Company                                      Amount of
            Contributing Capital                            Receiving Capital                           Capital Contribution
            --------------------                            -----------------                           --------------------
             LG&E Capital Corp.                      LG&E Capital Trimble County LLC                           $1,000


Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions Performed by Reporting Companies on behalf of Associate Companies.

 REPORTING COMPANY       ASSOCIATE COMPANY            TYPES OF SERVICES     DIRECT COSTS    INDIRECT COSTS   COST OF    TOTAL AMOUNT
 RENDERING SERVICES      RECEIVING SERVICES                RENDERED            CHARGED         CHARGED       CAPITAL       BILLED
Enertech                 Services company          Miscellaneous services      1,048,532                                  1,048,532
Enertech                 LG&E Utility              Labor related                     561                                        561
Enertech                 Kentucky Utilities        Labor related                     100                                        100
Enertech                 Services Company          Miscellaneous services      1,903,289                                  1,903,289
Home Services            Services company          Miscellaneous services         32,146                                     32,146
Home Services            LG&E Utility              Miscellaneous services      1,084,836                                  1,084,836
Home Services            Kentucky Utilities        Miscellaneous services        179,377                                    179,377
Home Services            Services Company          Miscellaneous services         32,146                                     32,146
LG&E Power Inc.          LG&E Power Development    Convenience payments            1,740                                      1,740
                                                   Miscellaneous services            177                                        177
LG&E Power Inc.          LG&E Power Services LLC   Convenience payments          491,958                                    491,958
                                                   Miscellaneous services         18,300                                     18,300
LG&E Power Inc.          LG&E Power Operations     Labor related                  95,428                                     95,428
                                                   Convenience payments           12,273                                     12,273
                                                   Miscellaneous services         24,136                                     24,136
LG&E Power Inc.          LG&E Power Monroe LLC     Labor related                  11,297                                     11,297
                                                   Convenience payments            1,029                                      1,029
                                                   Miscellaneous services         49,329                                     49,329
LG&E Power Inc.          LG&E Power Gregory IV     Convenience payments            4,299                                      4,299
LG&E Power Inc.          LG&E Power Gregory I      Convenience payments           30,000                                     30,000
LG&E Power Inc.          LG&E Natural Marketing    Miscellaneous services             33                                         33
LG&E Power Inc.          Llano Gathering           Convenience payments        3,181,232                                  3,181,232
LG&E Power Inc.          WKEC                      Labor related                  84,038                                     84,038
                                                   Miscellaneous services          2,153                                      2,153
LG&E Power Engineers     LG&E Power Inc.           Miscellaneous services        388,029                                    388,029
and Constructors
LG&E Power Services      LG&E Power Inc.           Labor related                   2,347                                      2,347
LLC
LG&E Power Services      LG&E Power Development    Convenience payments            1,210                                      1,210
LLC

 REPORTING COMPANY       ASSOCIATE COMPANY            TYPES OF SERVICES     DIRECT COSTS    INDIRECT COSTS   COST OF    TOTAL AMOUNT
 RENDERING SERVICES      RECEIVING SERVICES                RENDERED            CHARGED         CHARGED       CAPITAL       BILLED
                                                   Miscellaneous services            939                                        939
LG&E Power Services      LG&E Power Operations     Convenience payments           27,458                                     27,458
LLC
                                                   Miscellaneous services              3                                          3
LG&E Power Operations    LG&E Power Development    Labor related                   6,736                                      6,736
                                                   Convenience payments           84,621                                     84,621
LG&E Power Operations    LG&E Power Engineers      Convenience payments               23                                         23
                         and Constructors
LG&E Power Operations    LG&E Power Services LLC   Labor related                  29,070                                     29,070
LG&E Power Operations    LG&E Power Monroe LLC     Labor related                  56,160                                     56,160
                                                   Convenience payments           17,650                                     17,650
LG&E Power Operations    LG&E Power 11             Miscellaneous services        432,289                                    432,289
LG&E Power Operations    LG&E Power 12             Miscellaneous services        817,247                                    817,247
LG&E Power Operations    LG&E Power 13             Miscellaneous services        579,330                                    579,330
LG&E Power Operations    LG&E Southampton          Miscellaneous services         45,918                                     45,918
LG&E Power Operations    LG&E Altavista            Miscellaneous services        100,777                                    100,777
LG&E Power Operations    LG&E Hopewell             Miscellaneous services         59,063                                     59,063
LG&E Power Operations    LG&E Power 16             Convenience payments            2,860                                      2,860
                                                   Miscellaneous services         79,851                                     79,851
LG&E Power Operations    LG&E Power Roanoke        Convenience payments        8,261,422                                  8,261,422
LG&E Power Operations    LG&E Power 21             Convenience payments           30,800                                     30,800
                                                   Miscellaneous services        308,286                                    308,286
LG&E Power Operations    LG&E Power 31             Convenience payments            1,008                                      1,008
LG&E Power Operations    LG&E Power Gregory IV     Miscellaneous Services         20,802                                     20,802
LG&E Power Operations    LG&E Natural Marketing    Miscellaneous Services            714                                        714
LG&E Power Operations    LG&E Power Gregory I      Miscellaneous Services        987,296                                    987,296
LG&E Power Gregory II    LG&E Power Inc.           Miscellaneous services      2,450,000                                  2,450,000
LG&E Power Gregory II    LG&E Power Operations     Miscellaneous services        113,807                                    113,807
LG&E Power Gregory III   LG&E Power Inc.           Miscellaneous services         50,000                                     50,000
LG&E Power Gregory III   LG&E Power Operations     Miscellaneous services          2,339                                      2,339
LG&E Power Gregory IV    LG&E Power Inc.           Miscellaneous services         50,000                                     50,000
LG&E Power Gregory IV    LG&E Power Gregory III    Miscellaneous services         50,000                                     50,000
LG&E Power Gregory I     LG&E Power Inc.           Miscellaneous services      2,450,000                                  2,450,000
LG&E Power Gregory I     LG&E Power Gregory II     Miscellaneous services      2,450,000                                  2,450,000

 REPORTING COMPANY       ASSOCIATE COMPANY            TYPES OF SERVICES     DIRECT COSTS    INDIRECT COSTS   COST OF    TOTAL AMOUNT
 RENDERING SERVICES      RECEIVING SERVICES                RENDERED            CHARGED         CHARGED       CAPITAL       BILLED
Llano Gathering          LG&E Power Inc.           Miscellaneous services        989,960                                    989,960
LG&E Power Operations    LEM                       Convenience payments              355                                        355
LEM                      LG&E Power Services       Miscellaneous services          3,466                                      3,466
FSF Minerals             WKEC                      Miscellaneous services          1,000                                      1,000
FSF Minerals             LEC                       Miscellaneous services          8,812                                      8,812
KU Solutions             LCC                       Miscellaneous services              0                       3,185          3,185
KU Solutions             Kentucky Utilities        Miscellaneous services            457                                        457
KUCC Ferndale            LEC                       Miscellaneous services        341,408                                    341,408
                         LG&E Power Operations     Miscellaneous services        100,000                                    100,000
FCD LLC                  WKEC                      Miscellaneous services         74,093                                     74,093
FCD LLC                  LEC                       Miscellaneous services         18,232                                     18,232

Part II - Transactions Performed by Associate Companies on behalf of Reporting Companies.

 REPORTING COMPANY       ASSOCIATE COMPANY            TYPES OF SERVICES     DIRECT COSTS    INDIRECT COSTS   COST OF    TOTAL AMOUNT
 RENDERING SERVICES      RECEIVING SERVICES                RENDERED            CHARGED         CHARGED       CAPITAL       BILLED
LG&E Utility             Home Services             Labor related                     786                                        786
                                                   Convenience payments            2,658                                      2,658
                                                   Miscellaneous services         95,918                                     95,918
LG&E Utility             Enertech                  Labor related                  18,513                                     18,513
                                                   Miscellaneous services         20,663                                     20,663
LG&E Utility             KU Solutions              Convenience payments          104,764                                    104,764
                                                   Miscellaneous services          6,422                                      6,422
LG&E Utility             LEM                       Miscellaneous services      (274,100)                                   (274,100)
Kentucky Utilities       KU Solutions              Labor related                  56,697                                     56,697
                                                   Convenience payments           44,761                                     44,761
Services Company         Enertech                  Miscellaneous services      1,435,009                                  1,435,009
Services Company         Home Services             Miscellaneous Services      1,511,474                                  1,511,474
Services Company         FSF Minerals              Miscellaneous Services             83                                        83
Services Company         KU Solutions              Miscellaneous Services            332                                        332
Services Company         LG&E Power Inc.           Miscellaneous Services      1,979,524           42,656                 2,022,180
Services Company         LEM                       Miscellaneous services      1,696,961          292,922                 1,989,883
WKEC                     FSF Minerals              Miscellaneous services             83                                         83
LEC                      Enertech                  Miscellaneous services        172,379                                    172,379
LEC                      Home Services             Miscellaneous services        322,895                                    322,895
LEC                      KUCC Paris                Miscellaneous services         79,138                                     79,138
LEC                      KU Solutions              Miscellaneous services            498                                        498
LEC                      LCC LLC                   Miscellaneous services          2,249                                      2,249
LEC                      LG&E Power Inc.           Miscellaneous services      7,790,138                                  7,790,138
LEM                      LEC                       Miscellaneous services        124,958                                    124,958
LCC                      Enertech                  Miscellaneous services        515,475                                    515,475
LCC                      Home Services             Miscellaneous services        671,796                                    671,796
LCC                      LG&E Power Inc.           Miscellaneous Services      1,393,196                                  1,393,196
LG&E Power Monroe LLC    LG&E Power Services LLC   Convenience payments            1,680                                      1,680
LG&E Power Monroe LLC    LG&E Power Operations     Miscellaneous services         11,693                                     11,693
LG&E Power 14            LG&E Power Operations     Miscellaneous services             16                                         16
LG&E Power 31            LG&E Power Operations     Miscellaneous services          2,919                                      2,919
LG&E Natural Marketing   LG&E Power Operations     Convenience payments               84                                         84

 REPORTING COMPANY       ASSOCIATE COMPANY            TYPES OF SERVICES     DIRECT COSTS    INDIRECT COSTS   COST OF    TOTAL AMOUNT
 RENDERING SERVICES      RECEIVING SERVICES                RENDERED            CHARGED         CHARGED       CAPITAL       BILLED
LG&E Natural Marketing   Llano Gathering           Convenience payments              210                                        210





LG&E Power Development   LG&E Power Operations     Miscellaneous services          6,049                                      6,049

Company Names:

LEC                             LG&E Energy Corp.
LCC                             LG&E Capital Corp.
LG&E Utility                    Louisville Gas and Electric Company
Kentucky Utilities              Kentucky Utilities Company
WKEC                            Western Kentucky Energy Corp.
Enertech:                       LG&E Enertech Inc.
Home Services                   LG&E Home Services Inc.
KU Solutions                    KUCC Solutions Corporation
LEM                             LG&E Energy Marketing Inc.
Services Company                LG&E Energy Services Inc.

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization as of June 30, 2001                                     $10,898,320,000  Line 1,

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                         $1,634,748,000  Line 2

Greater of $50 million or Line 2                                                           $1,634,748,000  Line 3
                                                                                          ---------------

Total current aggregate investment*:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(i)  (1)                                          304,571
Energy-related business Category - Rule 58(b)(1)(iv)   (2)                                      3,402,613
Energy-related business Category - Rule 58(b)(1)(v)  (3)                                      612,922,816
Energy-related business Category - Rule 58(b)(1)(vii)  (4)                                     11,696,685
Energy-related business Category - Rule 58(b)(1)(viii)  (5)                                   300,909,510
Energy-related business Category - Rule 58(b)(1)(ix)  (6)                                       5,711,023
                                                                                          ---------------

Total current aggregate investment                                                            934,947,218  Line 4
                                                                                          ---------------

Difference between the greater of $50 million or 15% of
Capitalization and the total aggregate investment of the
Registered holding company system (line 3 less line 4)                                        699,800,782  Line 5
                                                                                          ---------------

 * Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1) Rule 58(b)(1)(i) - the rendering of energy management services and demand-side management services.

(2) Rule 58(b)(1)(iv) - the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3) Rule 58(b)(1)(v) - the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4) Rule 58(b)(1)(vii) - the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(5) Rule 58(b)(1)(viii)- the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(6) Rule 58(b)(1)(ix) - the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
Gas-related business Category - Rule 58(b)(2)(i)     (1)
Gas-related business Category - Rule 58(b)(2)(ii)    (2)                                       30,852,937
                                                                                          ---------------

Total current aggregate investment                                                             30,852,937
                                                                                          ---------------

(1) Rule 58(b)(2)(i) - activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2) Rule 58(b)(2)(ii) - activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5. - OTHER INVESTMENTS

 MAJOR LINE OF ENERGY-RELATED    OTHER INVESTMENT IN LAST     OTHER INVESTMENT IN THIS     REASON FOR DIFFERENCE IN
           BUSINESS                    U-9C-3 REPORT                   U-9C-3                  OTHER INVESTMENT
Pipeline construction                           113,813,761          109,380,913          Changes in intercompany
investments (CRC Evans and                                                                advances from 03/31 amount.
affiliates)

International investments                        31,856,320           32,336,677          Changes in intercompany
(Argentine gas                                                                            advances from 03/31
distribution and Spanish generation)                                                      amount.

Consumer credit investments                         272,419              285,133          Changes in intercompany
(LG&E Credit Corp)                                                                        advances from 03/31
                                                                                          amount.


Investment in development of                    264,590,971          299,452,971          Change due to increased
combustion turbines  (LG&E                                                                investments in combustion
Capital Corp.)                                                                            turbines.

Investment in special purpose                    70,666,493           62,063,180          Change in payables to
entities used for accounts                                                                associated companies from
receivable securitization                                                                 03/31 amount.
programs (Louisville Gas &
Electric and Kentucky
Utilities)

Unregulated generation                           33,802,249           41,837,353          Changes in intercompany
investments                                                                               advances from 03/31
                                                                                          amount.

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements:

Exhibit A-1   Financial statements for Reporting Companies for the quarterly period ended June 30, 2001. (Filed in paper under cover of Form
              SE; Confidential treatment requested pursuant to Rule 104(b), 17
              CFR 250-104(b).)

              FS-1     FCD LLC
              FS-2     LCC LLC
              FS-3     FSF Minerals Inc.
              FS-4     LG&E Fuel Services Inc.
              FS-5     LG&E Power Gregory IV Inc.
              FS-6     LG&E Power Gregory III Inc.
              FS-7     LG&E Power Gregory II Inc.
              FS-8     LG&E Power Gregory I Inc.
              FS-9     Gregory Power Partners L.P.
              FS-10    Gregory Partners, LLC
              FS-11    LG&E Power Operations
              FS-12    LG&E Power Services Inc.
              FS-13    LG&E Power Engineers and Constructors Inc.
              FS-14    LG&E Crown Inc.
              FS-15    Powertex Parent Inc.
              FS-16    LG&E Minor Facilities Inc.
              FS-17    Llano Storage Inc.
              FS-18    Llano Gathering Inc.
              FS-19    American Power Inc. (CO.52)
              FS-20    KUCC Ferndale Corporation
              FS-21    KUCC Paris Corporation
              FS-22    KU Solutions Corporation
              FS-23    LG&E Energy Marketing Inc.
              FS-24    LG&E Power Inc
              FS-25    LG&E Natural Marketing Canada (CO.855)
              FS-26    LG&E Natural Canada Inc.
              FS-27    LG&E Natural Industrial Marketing Co.
              FS-28    Hadson Financial Corporation
              FS-29    LG&E Home Services Inc.
              FS-30    LG&E Enertech Inc.
              FS-31    Westmoreland-LG&E Partners - Rova II

B.  Exhibits:

Exhibit B-1          Copies of contracts required to be provided by Item 3

                     None.




Exhibit B-2          Officer's Certification

                                    SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Date:  August 29, 2001                   Powergen plc

                                         By: /s/ David J. Jackson
                                             --------------------------------
                                         Name:  David J. Jackson
                                         Title: General Counsel and Company
                                                Secretary

                                   Exhibit B-2

                                   CERTIFICATE

I hereby certify that the Form U-9C-3 for Powergen plc for the previous quarter has been provided to the state commissions listed below:

Kentucky Public Service Commission
211 Sower Boulevard
Frankfurt, KY 40601


Virginia State Corporation Commission
1300 E. Main Street
Richmond, VA 23219


Date:  August 29, 2001                     Powergen plc

                                           By:  /s/ David J. Jackson
                                                -----------------------------
                                           Name:    David J. Jackson
                                           Title:   General Counsel and Company
                                                    Secretary